Exhibit (e)(13)
2010

ANNUAL INCENTIVE BONUS (AIB) PLAN

ANNUAL INCENTIVE BONUS (AIB) PLAN
OBJECTIVES
The CNA Surety Annual Incentive Bonus Plan has the following key objectives:
•	To motivate employees to achieve CNA Surety’s business strategy

•	To reward and retain high performing employees who contribute to CNA Surety’s success

•	To promote strong links between employee contributions and attainment of overall CNA Surety goals

•	To focus employees on profitability as the preeminent business objective

•	To promote one face to the customer
CNA Surety intends to continue to refine the Annual Incentive Bonus Plan in future years to ensure its effectiveness and its responsiveness to changing conditions.
CNA Surety reserves the right to reduce or eliminate bonuses due to extreme adverse financial conditions.
PERFORMANCE YEAR
For purposes of this plan, the performance year will be the calendar year. Bonuses are not earned unless all conditions of eligibility have been satisfied.
ELIGIBILITY
Active CNA Surety employees who are in bands 260 and above, or are people managers are eligible to participate in the Annual Incentive Bonus Plan. To be eligible for a bonus, an employee must receive a performance rating of Partially Meets Expectations or better for the performance period and maintain a Partially Meets Expectations rating or better at the time the bonus is paid.
Employees rated as Does Not Meet Expectations at any time during the performance period and up until the time of the bonus payment generally will not be eligible for a bonus. Managers will have the discretion to award a bonus (may be pro-rated for the time not rated as Does Not Meet Expectations) to the employee with the approval of the appropriate Senior Manager and Vice President of Human Resources.
ESTABLISHMENT OF POOL
A target bonus (accrual) pool will be established for each performance year. The target bonus pool will be created using individual target percentages based on an employee’s current salary band. Exceptions to the target range provided below may be necessary due to market conditions but must be approved by the CEO.
The bonus pool will be established generally using the following target guidelines:

Band	Target % of Base Salary
520	40%
440	35%
420	20%
320	15%
260	10%

ANNUAL INCENTIVE BONUS (AIB) PLAN
ESTABLISHMENT OF POOL continued
For people managers in the salary bands below, the bonus pool will be established generally using the following target guidelines:

Band	Target % of Base Salary
240	7.5%
220	5%
A President’s Pool, equal to 25% of the target bonus pool, will be reserved for the performance year and used at the discretion of the CNA Surety. The President’s Pool will be used only if the NOI Achievement is below threshold.
PERFORMANCE MEASURES FOR POOL
The Performance Measure will be reported Net Operating Income (NOI) +/- change in reserve position.
Net Operating Income target goals and ranges will be established at the beginning of the performance year, approved by the Board of Directors and independent of the prior year’s targets.
Distribution of the final bonus pool will be determined by the CNA Surety CEO.
INCENTIVE GOALS
Once the Net Operating Income (NOI) achievement has been determined, individual payment will be awarded based on two factors:
▪	Achievement of Business Function goals

▪	Individual performance against established Performance Plans

ANNUAL INCENTIVE BONUS (AIB) PLAN
DETERMINATION OF FINAL BONUS POOL
The size of the Final Bonus Pool for CNA Surety will be based on the overall CNA Surety NOI results. The pool will have a performance threshold and will be scaled to reward less when goals are not fully achieved and more when goal achievement exceeds plan. Goal achievement less than threshold (50%) will default to the President’s Pool. Overall NOI results in between the defined NOI Achievement levels will be interpolated to calculate the Final Bonus Pool %.
DISTRIBUTION OF FINAL BONUS POOL
The overall CNA Surety Final Bonus Pool will be distributed to employees based on goal achievement and an employee’s individual modifier. If any portion of the pool remains after all bonuses have been determined, then the remaining pool dollars may be distributed at the discretion of the President & CEO.
BONUS PAYMENT
All bonus payments are made in the first pay cycle of March following the end of the performance year, not to exceed March 15th. Payments are authorized by the CNA Surety CEO and the Vice President of Human Resources once Board approval has been obtained.
Bonus payments for employees on short-term disability will be paid in March, following the end of the performance year. A separate payment will be directly deposited to the employee’s regular payroll account independent from the STD payment. Managers will be responsible for providing goal achievement and pro-rated time in active employment in order to calculate the bonus.
Plan payments will not be considered as compensation for any other CNA benefit program, including the Disability Plan.
STATUS CHANGES
Termination of Employment
Participation in the Annual Incentive Bonus Plan will automatically terminate upon termination of employment. This policy will apply to both voluntary termination and involuntary termination. The participant must be actively employed at the time the bonus is paid. Exceptions to this policy will only be made in cases of retirement, death and long-term disability.
Payments on Retirement, Death or Long-Term Disability
In management’s discretion, bonus payments may occur based on final results for the performance year and may be prorated for the number of active, full calendar months of participation. Any bonus paid at management’s discretion will be paid in March following the end of the performance period.
Payments on Job Elimination

ANNUAL INCENTIVE BONUS (AIB) PLAN
For purposes of this section, job elimination means termination of employment due to a reduction in force or termination of employment due to a business transaction. A business transaction includes, but is not limited to the following: sales, spin-offs, mergers, reverse mergers, outsourcing, subcontracting, sale and/or leaseback, restructuring, downsizing or employee leasing agreements.
If job elimination results in termination of employment, a bonus may be paid to an employee only if the employee is actively employed at CNA Surety on the March payment date.,
If an employee who is eligible for retirement from CNA Surety is terminated as a result of job elimination during the performance period, the guidelines for payments on retirement, as described in the preceding section, will apply.
If job elimination does not result in termination of employment, for example, when an employee’s job is eliminated and the employee is offered and accepts a new job within CNA Surety, then the same guidelines for new hires, promotions and demotions, as described below, will apply. If the employee refuses or declines the new job and employment terminates as a result, then the termination, if it occurs prior to the March payment date, will be treated as a voluntary termination and no bonus will be paid.
For purposes of this plan, if an employee is rehired after a termination that resulted from job elimination or rehired for any other reason, then the employee will be considered as a new hire and the guidelines for new hires, promotions and demotions, as described below, will apply.
Payments on New Hires, Promotions and Transfers within CNA Surety
Payments for new hires will be prorated for the number of full calendar months of participation and paid in March of the following year. For example, if an employee is hired on April 7, then the employee will participate in the plan beginning on April 1.
If the employee is hired on or after the 16th of the calendar month, then the employee will participate in the plan on the first day of the next calendar month. For example, the employee is hired on April 18th, the employee’s participation in the plan will begin on May 1.
If an employee is promoted to or transfers to an open position with a different bonus target outside of the annual salary administration cycle, then the bonus payment will be pro-rated, based on the number of full months of participation at each target level. The same guidelines used for new hires will apply.
If an employee is promoted to a position with a different bonus target during the annual salary administration cycle (career progression), the new bonus target will be based on the full calendar year. For example, if an Underwriting Specialist is promoted to an Underwriting Consultant, although the title change and any applicable salary increase go into effect on the first pay period in April, the new bonus target will be considered for the entire performance period.
Payments on Military Leave of Absence
If an employee is called to active military duty during a performance year, the bonus payment will be prorated up to a maximum of 26 weeks of active service during the performance year. If active military duty extends beyond 26 weeks during a performance year, only the first 26-week period will be included in the bonus calculation. Bonuses will be paid on the March payment date. If an employee is on a voluntary military leave of absence during a performance year, bonus payments will not include the period of time an employees was out on such leave of absence.

ANNUAL INCENTIVE BONUS (AIB) PLAN
Misconduct, Dishonesty and Theft
Employees engaging in misconduct, dishonesty and theft shall not be paid a bonus.
Deferral of Bonus
In the event an employee is or becomes a proxy-named executive, CNA Surety may defer the payment of part or all of a bonus to which the employee may otherwise be entitled to hereunder to enable it to comply with Section 162(m) of the Internal Revenue Code or any successor provision with respect to deductibility of executive compensation. Any such deferred bonus will be credited to the employee’s Deferred Compensation account and shall be subject to the terms thereof.
PLAN CONDITIONS
CNA Surety reserves the right to change or make exceptions to this Plan, as well as its Human Resources policies, procedures and benefits, including those for retirees, at any time without notice. Participation in this plan shall not be construed as a promise or guarantee of future or continued employment, or as stating provisions or term of employment. CNA Surety employees recognize their mutual right to end their employment relationship at any time, and acknowledge that such relationship is one of employment at will. No representative of CNA Surety has any authority to make any agreement to the contrary.
CNA Surety, at the sole and final discretion of the Chairman of the Board and Chief Executive Officer of CNA Surety may, at any time:
•	modify, suspend, terminate or make exceptions to this Plan;

•	waive, as to any eligible individual or individuals, any term, condition or requirement of this program, which waiver shall not create any right in any other individual; and

•	interpret the terms and provisions of this Plan and finally determine all questions arising under it.